Exhibit 99.1
CANADIAN SOLAR APPOINTS NEW DIRECTORS AND OFFICER
Jiangsu, China, September 25, 2007 — Canadian Solar Inc. (“the Company”, or “CSI”, or “we”) (NASDAQ: CSIQ) today announced that it has increased the size of its board of directors from five to six and that Michael G. Potter and Yan Zhuang have been appointed directors of the Company. Coincident with their appointment, Arthur Chien has resigned as a director and been appointed to the newly created position of Vice President, Finance of the Company.
Dr. Shawn Qu, Chairman and Chief Executive Officer of CSI, said: “We are very pleased that Michael and Yan have agreed to join our board of directors and expect to benefit immediately from their experience as we continue to expand our global footprint. We are also very pleased that Arthur Chien has agreed to join our management team and assist us in managing the next phase of our growth.”
Mr. Potter, 41 years old, has worked in finance, controlling and audit positions with a variety of multinational companies for over 20 years. He is currently Senior Vice President and Chief Financial Officer of NeoPhotonics Corporation, a leading provider of photonic integrated circuit-based modules, components and subsystems for use in optical communications networks with extensive operations in Shenzhen, China. Before joining NeoPhotonics in May 2007, he was Senior Vice President and Chief Financial Officer of STATS ChipPAC (NASDAQ: STTS and SGX-ST: STATSChP), a semiconductor assembly and test services company based in Singapore. Before that, he held a variety of executive positions at Honeywell Inc. Mr. Potter is a Chartered Accountant and holds a Bachelor of Commerce degree from Concordia University, Canada and a Graduate Diploma of Public Accountancy from McGill University, Canada. Mr. Potter will serve as a member of the Audit Committee and the Compensation Committee.
Mr. Zhuang, 44 years old, has worked in corporate branding, sales and marketing positions with, or provided consulting services to, a variety of multinational companies for over 15 years. He is currently Senior Vice President Business Operations and Marketing, Asia Region, of Hands-on Mobile Ltd., a global media and entertainment company with Asian operations in China, Korea and India. Before joining Hands-on Mobile, he held various marketing and business operation positions with Motorola Inc., including as its Asia Pacific Regional Director of Marketing Planning and Consumer Insight. Prior to that, he was a marketing consultant in Canada and China. Mr. Zhuang holds a Bachelor of Electrical Engineering degree from Northern Jiao-Tong University, China, a MSc in Applied Statistics from the University of Alberta, Canada and a MSc in Marketing Management from the University of Guelph, Canada. Mr. Zhuang will serve as a member of the Nominating and Corporate Governance Committee.
Mr. Chien, 46 years old, became a director of CSI in December 2005. Until recently, he was managing director of Beijing Yinke Investment Consulting Co. Ltd., a company which provides financial consulting services and manages its own investment projects. Before joining Beijing Yinke, he was Chief Financial Officer of China Grand Enterprises Inc., a diversified investment holding company based in Beijing, China. Prior to that, he held a variety of finance, investment and management positions with companies in Canada, Belgium and China, including as Chief Financial Officer of the Chinese operations of NV Bekaert SA, a Belgium based manufacturer of advanced wire products, materials and coatings. Mr. Chien holds a Bachelor of Science degree from the University of Science and Technology of China and a Master of Economics degree from the University of Western Ontario, Canada.

Exhibit 99.1
About Canadian Solar Inc. (NASDAQ: CSIQ)
Founded in 2001, Canadian Solar Inc. (CSI) is a vertically integrated manufacturer of solar cell, solar module and custom-designed solar application products serving customers worldwide. CSI is incorporated in Canada and conducts all of its manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information, please visit http://www.csisolar.com.
Safe Harbor/Forward-Looking Statements
Certain statements in this press release including statements regarding expected future financial and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future shortage or availability of the supply of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on May 29, 2007 and its registration statement on Form F-1 originally filed on October 23, 2006, as amended. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and CSI undertakes no duty to update such information, except as required under applicable law.
For more information, please contact:

In Jiangsu, P.R.C.	In the U.S.
Bing Zhu, Chief Financial Officer	David Pasquale
Canadian Solar Inc.	The Ruth Group
Tel: +86-512-6269-6755	Tel: +1-646-536-7006
Email: ir@csisolar.com	Email: dpasquale@theruthgroup.com